UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13G
(Amendment No. 7)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN SOUTHWEST HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02970N 10 1
(CUSIP Number)

September 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 02970N 10 1		Page 2 of 6 pages

1.	Names of Reporting Persons Alan Doyle I.R.S. Identification No. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 1,415,667 6. Shared Voting Power: 16,582,334 7. Sole Dispositive Power: 1,415,667 8. Shared Dispositive Power: 16,582,334

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,998,001

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 15.0% (Percentage is based upon 119,845,806 shares outstanding on November 8, 2005.)

12.	Type of Reporting Person IN

SCHEDULE 13G
CUSIP NO. 02970N 10 1		Page 3 of 6 pages

Item 1(a).   Name of Issuer:

American Southwest Holdings, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

4225 N. Brown Avenue
Scottsdale, AZ 85251

Item 2(a).   Name of Person Filing:

Alan Doyle

Item 2(b).   Address of Principal Business Office Or, If None, Residence:

c/o Africa Pacific Capital Limited
Level 1, 151 MacQuarie Street
Sydney 2000, Australia

Item 2(c).   Citizenship:

Australia

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   Cusip Number:

02970N 10 1

Item 3.   If this Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (C), Check Whether the Person Filing Is A:

(a)	☐ Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G
CUSIP NO. 02970N 10 1		Page 4 of 6 pages

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

(a)
Amount beneficially owned:  On September 30, 2005, Africa Pacific Capital Limited, formerly known as Doyle Capital Ltd., an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder, converted 15,000,000 warrants into 15,000,000 shares of Common Stock.  As of September 30, 2005, Mr. Doyle beneficially owns 17,998,001 shares of Common Stock held as follows:

(1)	1,415,667 shares held by Alan Doyle.

(2)	249,000 shares held by Doyle Financial Consulting, an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder.

(3)	50,000 shares held by Turner Doyle, an Australian entity, of which Mr. Doyle is a partner.

(4)	816,667 shares held by Doyle Resources Capital Pty, Ltd., an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder.

(5)	466,667 shares held by P.S.G. Doyle Capital, Ltd., of which Mr. Doyle is an officer, director and principal shareholder.

(6)	15,000,000 shares held by Africa Pacific Capital Limited, an Australian entity, of which Mr. Doyle is an officer, director and principal shareholder.

SCHEDULE 13G
CUSIP NO. 02970N 10 1		Page 5 of 6 pages

(b)	15% (Percentage is based upon 119,845,806 shares outstanding on November 8, 2005.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,415,667
(ii)	Shared power to vote or to direct the vote: 16,582,334
(iii)	Sole power to dispose or to direct the disposition of: 1,415,667
(iv)	Shared power to dispose or to direct the disposition of: 16,582,334

Item 5.  Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G
CUSIP NO. 02970N 10 1		Page 6 of 6 pages

Item 10.   Certification.

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005	/s/ Alan Doyle
Alan Doyle